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                             January 19, 2023

       Michael Rubinov
       President and CEO
       Kronos Advanced Technologies, Inc.
       2501 Garfield Avenue
       Parkersburg, WV 26101

                                                        Re: Kronos Advanced
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 11,
2023
                                                            File No. 024-12128

       Dear Michael Rubinov:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Tad Mailander